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                          April 3, 2024

       Lawrence Kenyon
       Chief Financial Officer
       Outlook Therapeutics, Inc.
       485 Route 1 South
       Building F, Suite 320
       Iselin, New Jersey 08830

                                                        Re: Outlook
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 28,
2024
                                                            File No. 333-278340

       Dear Lawrence Kenyon:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cindy
Polynice at 202-551-8707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Courtney Tygesson, Esq.